UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 8-K

## CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **June 8, 2005**

# ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

**DELAWARE**
(State or Other Jurisdiction of Incorporation)

| | |
|---|---|
| **0-13163** (Commission File Number) | **71-0581897** (IRS Employer Identification No.) |
| **1 Information Way, P.O. Box 8180, Little Rock, Arkansas** (Address of Principal Executive Offices) | **72203-8180** (Zip Code) |

**501-342-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 7.01 Regulation FD Disclosure.

Representatives of the Company will be speaking at several investor conferences beginning June 8, 2005, and they intend to disclose information regarding the Company's stock repurchase program (the "Repurchase Program"). The Company's Board of Directors has previously approved a program for the repurchase of shares of Common Stock, $.10 par value, of Acxiom in an amount up to $400 million worth of its shares in various limited open market transactions or through privately negotiated transactions. On May 25, 2005, the Board of Directors of Acxiom authorized an increase in the maximum total funds that may be expended on the Repurchase Program to $550 million.

As previously disclosed on the Company's May 11, 2005 conference call, approximately 9.1 million shares and 12.9 million shares had been repurchased under this program as of March 31, 2005, and May 11, 2005, respectively. As of June 7, 2005 approximately 17.1 million shares had been repurchased at an average purchase price of approximately $18.01 per share, resulting in a total repurchase cost of approximately $308.4 million.

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 8, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader